                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            CENTERPOINT ENERGY, INC.
                       (Name of Subject Company (issuer))

                            CENTERPOINT ENERGY, INC.
                       (Names of Filing Persons (offeror))

                     3.75% CONVERTIBLE SENIOR NOTES DUE 2023
                         (Title of Class of Securities)

                           15189T AA 5 AND 15189T AC 1
                      (CUSIP Number of Class of Securities)

                                 RUFUS S. SCOTT
                     VICE PRESIDENT, DEPUTY GENERAL COUNSEL
                        AND ASSISTANT CORPORATE SECRETARY
                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-1111

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:

      GERALD M. SPEDALE                                  STEVEN R. LOESHELLE
      BAKER BOTTS L.L.P.                                 DEWEY BALLANTINE LLP
910 LOUISIANA, ONE SHELL PLAZA                       1301 AVENUE OF THE AMERICAS
  HOUSTON, TEXAS 77002-4995                            NEW YORK, NEW YORK 10019
        (713) 229-1234                                      (212) 259-6160


                            CALCULATION OF FILING FEE

                 TRANSACTION VALUATION (a)                                     AMOUNT OF FILING FEE
------------------------------------------------------------ ---------------------------------------------------------
                       $660,675,000                                                  $77,762
------------------------------------------------------------ ---------------------------------------------------------

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the issuer's 3.75% Convertible Senior Notes due 2023 in secondary market transactions from February 28, 2005 through March 4, 2005, as reported to the issuer, reduced by an exchange fee of $1.50 for each $1,000 principal amount at maturity. The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $77,762                      Filing Party:  CenterPoint Energy, Inc.

         Form or Registration No.:  Form S-4 (333-123182)      Date Filed:  March 8, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the SEC on July 19, 2005 by CenterPoint Energy, Inc. (the "Company"), as amended by Amendment No. 1 filed by the Company on August 8, 2005 (as amended and supplemented, the "Schedule TO"). The Issuer Tender Offer Statement on Schedule TO relates to the offer by the Company to exchange $1,000 original principal amount of its 3.75% Convertible Senior Notes, Series B due 2023 (the "New Notes") and an exchange fee of $1.50 for each $1,000 original principal amount of validly tendered and accepted outstanding 3.75% Convertible Senior Notes due 2023 of the Company (the "Old Notes") upon the terms and conditions contained in the prospectus issued July 19, 2005 (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Registration Statement on Form S-4 (File No. 333-123182), originally filed with the SEC on March 8, 2005 (as may be supplemented and amended, the "Registration Statement") and are incorporated by reference herein.

This Amendment No. 2 to Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 11.

         Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following information:

              (b) Other Material Information. On August 18, 2005, the Company issued a press release announcing the preliminary results of the exchange offer, which expired at 5:00 p.m., Eastern time, on August 17, 2005. A copy of the press release is filed as Exhibit
              (a)(5) and is incorporated in this Item 11(b) by reference.

ITEM 12.

Exhibit Number    Description
--------------    -----------
(a)(5)            Press Release dated August 18, 2005 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed August 18, 2005)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2005

                                            CENTERPOINT ENERGY, INC.


                                            By: /s/ James S. Brian
                                                --------------------------------
                                                Name:  James S. Brian
                                                Title: Senior Vice President and
                                                       Chief Accounting Officer